December 12, 2006

Mail Stop 3561

<u>Via US Mail and Facsimile</u>

Mr. Lee Kasper
President and Chief Financial Officer
7900 Gloria Avenue
Van Nuys, California 91406

Re: NuTech Digital, Inc.
       Form 10-KSB for the year ended December 31, 2004
       Form 10-QSB for the period ended March 31, 2005
       Commission file #: 000-50021

Dear Mr. Kasper:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                                    Sincerely,

                                    Joseph A. Foti
                                    Senior Assistant Chief Accountant